UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	December 31, 2014
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............2.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-06142				Date examination completed: May 31, 2012
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: The Japan Equity Fund, Inc.
4. Address of principal executive office (number, street, city, state, zip code): John J. O’Keefe c/o Aberdeen Asset Management Inc. 1735 Market Street, 32nd Floor Philadelphia, PA 19103

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                 All items must be completed by the investment company.

2.                 Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                 Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

The Japan Equity Fund, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Japan Equity Fund, Inc. (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2012. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2012, and with respect to agreement of security purchases and sales, for the period from October 31, 2011 (the date of our last examination), through May 31, 2012:

•      Confirmation of securities and cash held for the Fund at the Fund’s Sub-Custodian (Daiwa Securities Trust and Banking (Europe) PLC);

•      Confirmation of securities and cash held for the Sub-Custodian at the Global Sub-Custodian (Brown Brothers Harriman Trustee Services (Ireland) Limited);

•      Confirmation of cash held for the Fund at JPMorgan Chase Bank, N.A.;

•      Reconciliation of all such securities and cash to the books and records of the Fund and the Fund’s Sub-Custodian (Daiwa Securities Trust and Banking (Europe) PLC);

•      Reconciliation of all such securities and cash to the books and records of the Fund and the Sub-Custodian’s Global Sub-Custodian (Brown Brothers Harriman Trustee Services (Ireland) Limited);

•      Reconciliation of all such cash to the books and records of the Fund and JPMorgan Chase; and

•      Agreement of 13 security purchases and 12 security sales or maturities since our last report from the books and records of the Fund to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that The Japan Equity Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

PricewaterhouseCoopers LLP, Pricewaterhouse Coopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

This report is intended solely for the information and use of management and the Board of Directors of The Japan Equity Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
New York, New York
December 20, 2012

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Japan Equity Fund, Inc. (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2012, and from October 31, 2011 through May 31, 2012.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012, and from October 31, 2011 through May 31, 2012, with respect to securities reflected in the investment account of the Fund.

The Japan Equity Fund, Inc.

By:	/s/ John J. O’Keefe
John J. O’Keefe

Assistant Treasurer
Title

December 20, 2012
Date